EXHIBIT 5

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2009 second quarter results,
announces dividend increase

  Cost reductions lead to Bell EBITDA growth of 3.0%

  Adjusted EPS up 9.4% to $0.58; Statutory EPS stable

  Seventh consecutive quarter of fewer YOY residential local line losses

  Common share dividend increased by 5% to $1.62 per year

  Financial guidance increased

MONTRÉAL, August 6, 2009 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter of 2009 and announced a 5% increase in its annual common share dividend and improved financial guidance for 2009.

BCE reported improved financial performance with solid free cash flow and earnings, despite the economy’s adverse impact on revenue growth this quarter; the seventh consecutive quarter of improved year-over-year residential local line losses; and continued progress on the execution of Bell’s 5 Strategic Imperatives – Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“Bell continued to make clear progress in executing our strategic imperatives this quarter, with particular success in affirming the culture of cost management and operational efficiency that allowed the Bell team to deliver improved EBITDA performance,” said George Cope, President and CEO of BCE and Bell Canada. “With our year-to-date earnings performance and a sound balance sheet, we are in a strong position to continue to return value to shareholders through the dividend increase announced today. This is the second increase to the annual common share dividend this year, demonstrating BCE’s commitment to return cash to shareholders through consistent and sustainable dividend increases.”

BCE today announced that the annual common share dividend will increase by 5% to $1.62 per share. Accordingly, the Board has declared a quarterly dividend of $0.405 per common share, payable on October 15, 2009 to shareholders of record at the close of business on September 15, 2009. This increase is funded from free cash flow and is consistent with the company’s target dividend payout ratio of 65% to 75% of Adjusted EPS.

“Based on the strength of our year-to-date operating performance, our latest expectations for the balance of the year, and the completed acquisitions of The Source and Virgin Mobile Canada, we are increasing our revenue, EBITDA and Adjusted EPS guidance for 2009,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada.

“We’ve also continued to execute against our capital structure objectives. In June, using cash on hand, we repaid a total of $1.35 billion of debt comprised of all the outstanding BCE Series C Notes and Bell Series M-2 Debentures. We raised $1 billion in debt in June and, last week, used part of those proceeds to redeem all of the outstanding $600 million principal amount of Bell Series M-16 Debentures. Our only remaining debt maturity in 2009 is the $150 million principal amount of Bell Series EC Debentures maturing in December, which we will self-fund. The lower cost of debt from this refinancing will result in an annualized pre-tax savings on interest of approximately $25 million,” said Mr. Vanaselja.

In line with its strategic imperative to Accelerate Wireless, Bell today announced it has signed a reciprocal wireless roaming agreement with AT&T that will enable AT&T wireless customers to roam on Bell Mobility’s new HSPA network when it launches, while providing Bell customers access to AT&T’s GSM and 3G wireless networks in the United States.

The news follows several other recent initiatives that directly support Bell’s 5 Strategic Imperatives, including:

  The announcement of several new mobile smartphones, including the popular BlackBerry Tour and the highly anticipated Palm Pre, which will be available in Canada exclusively from Bell Mobility on August 27, 2009

  The completion on July 1, 2009 of Bell’s acquisitions of national retailer The Source and of leading wireless youth brand Virgin Mobile Canada

  A minority equity interest in the successful bid led by the Molson family to acquire the Montréal Canadiens Hockey Club and the Bell Centre, supporting expanded access to popular Canadiens content via Bell Mobility, Bell TV and Bell Internet

  Ongoing expansion of Bell TV’s leadership in High Definition TV with the addition of more new channels to what was already the largest roster of HD channels available in Canada

  Increased investment in Bell’s next-generation wireless and Internet broadband networks for business and residential clients – including the national HSPA 3G network rolling out in time for the 2010 Winter Games in Vancouver.

Bell’s service revenues decreased slightly to $3,385 million, or by 0.6%, this quarter as growth in video and data revenues was offset by declines in wireless, local and access and long distance revenues. Bell’s product revenues declined by 12.0% to $243 million due to a decrease in lower margin product sales. Overall, Bell’s operating revenues decreased by 1.5% to $3,628 million this quarter.

Bell’s operating income was $628 million, or 8.5% lower than the same period last year due to higher restructuring and other costs. Bell’s EBITDA(1) grew by 3.0% this quarter, to $1,450 million as cost reductions more than offset the impact of lower revenues and higher pension expenses which negatively impacted EBITDA by $20 million. Bell’s EBITDA margin grew by 1.8 percentage points this quarter to 40.0%.

The Bell Wireless segment(2) had 404,000 gross activations this quarter, or 3.3% more than last year. Postpaid net activations were 64,000 this quarter compared to 111,000 last year. The prepaid client base decreased by 19,000 this quarter compared to a decrease of 28,000 last year.

Bell Wireless service revenues declined slightly by 0.3% and Bell Wireless product revenues declined by 11.1%. Total Bell Wireless operating revenues decreased by 1.4%. Bell Wireless operating income and EBITDA grew by 7.0% and 5.9% respectively. EBITDA margin on wireless service revenues increased 2.8 percentage points to 46.6%. Blended ARPU decreased by $2.22 to $52.05 as the impact of economic pressures on customer usage and lower roaming revenues more than offset data revenue growth of 28%.

The Bell Wireline segment had its seventh consecutive quarter of year-over-year improvement in residential local line (NAS) losses, which declined by 100,000 this quarter, or 20.0% fewer than the decline of 125,000 in Q2 2008. Business NAS declined by 32,000 this quarter compared to a decline of 7,000 last year, reflecting the continued softening of the SMB market. Bell Wireline operating revenues decreased by 2.0% as more cautious business investment adversely affected revenue performance. Bell Wireline operating income decreased by 21.6% and Bell Wireline EBITDA increased by 1.7%.

Bell invested $679 million of capital this quarter, an increase of 16.5% compared to the same period last year. Capital expenditures supported Bell’s strategic imperatives with focused investment on enhancing its wireless networks, including the deployment of an HSPA 3G network expected to be in service nationally by early 2010, and the continuing expansion of the wireline broadband network, including the Fibre-to-the-node (FTTN) program and Fibre to multiple dwelling units (MDUs).

BCE’s cash from operating activities this quarter was $1,476 million, or 4.1% lower than the same period last year due to higher pension contributions and restructuring and other costs. Free cash flow(3) was $520 million this quarter, compared to $652 million in the same period last year due to lower cash from operating activities and higher capital expenditures.

BCE’s net earnings applicable to common shares this quarter were $346 million, or $0.45 per share, compared to $361 million, or $0.45 per share, for the same period last year. EPS included higher restructuring and other costs of $0.13 per share this quarter compared to $0.06 per share last year. EPS this quarter also included the impact of fewer outstanding BCE common shares as a result of share purchases made through the normal course issuer bid completed in May. BCE’s Adjusted EPS(4) was $0.58 this quarter, or 9.4% higher than in Q2 2008.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2009	Q2 2008	% change
Bell(i) Operating Revenues	$3,628	$3,683	(1.5%)
Bell EBITDA	$1,450	$1,408	3.0%
Bell Operating Income	$628	$686	(8.5%)
BCE Operating Revenues	$4,302	$4,394	(2.1%)
BCE EBITDA	$1,792	$1,744	2.8%
BCE Operating Income	$825	$886	(6.9%)
BCE Cash From Operating Activities	$1,476	$1,539	(4.1%)
Free Cash Flow	$520	$652	(20.2%)
BCE Net Earnings Applicable to Common Shares	$346	$361	(4.2%)
BCE EPS	$0.45	$0.45	0.0%
BCE Adjusted EPS	$0.58	$0.53	9.4%
(i)   Bell includes the Bell Wireless and Bell Wireline segments.

BCE’s operating revenues declined by 2.1% to $4,302 million this quarter due to lower revenues at Bell and Bell Aliant.

BCE’s operating income decreased to $825 million this quarter, or by 6.9%, due to lower operating income at Bell and Bell Aliant. BCE’s EBITDA increased 2.8% to $1,792 million this quarter due to EBITDA growth at Bell and Bell Aliant.

Bell Wireless Segment
The Bell Wireless segment was impacted by the weaker economy but delivered strong growth in wireless data revenues, increased EBITDA and margin expansion.

  Total Bell Wireless operating revenues decreased by 1.4% to $1,104 million this quarter due principally to lower wireless product revenues. Wireless service revenues were largely stable as a larger subscriber base was offset by lower ARPU. Wireless product revenues decreased by 11.1% to $88 million due to lower average handset pricing and discounted acquisition offers in the quarter.

  Postpaid ARPU decreased by $3.61 to $62.58 due to lower usage, lower roaming revenues, and the migration to lower rate plans as customers reacted to a weaker economy, partly offset by growth in wireless data revenues. Prepaid ARPU decreased by $1.07 to $16.41 due to the elimination of the system access fee for prepaid customers and lower usage, partly offset by growth in wireless data revenues. Blended ARPU decreased by $2.22 to $52.05.

  Bell Wireless operating income grew by 7.0% to $338 million this quarter as a result of higher EBITDA. Bell Wireless EBITDA grew by 5.9% to $468 million this quarter due to lower subscriber acquisition and retention costs, partly offset by lower revenues.

  EBITDA margins on wireless service revenues increased to 46.6% this quarter, or by 2.8 percentage points, when compared to the same period last year.

  Total gross activations were 404,000 this quarter, an increase of 3.3% from Q2 of last year.

  Postpaid net activations were 64,000 this quarter compared to net activations of 111,000 a year ago due to lower postpaid gross activations and higher churn primarily driven by the soft economy. The prepaid client base decreased by 19,000 compared to a decrease of 28,000 last year as higher prepaid gross activations were partly offset by higher churn. Total net activations were 45,000 this quarter, 45.8% fewer than last year.

  The Bell Wireless client base reached 6,572,000 at the end of the quarter.

  Postpaid churn increased to 1.3% from 1.1% last year and prepaid churn increased to 3.3% from 3.0%. Blended churn increased to 1.7% from 1.6%.

  Cost of acquisition decreased to $356 per gross activation this quarter, or 14.6% lower than last year, due to lower marketing and commission expense.

Bell Wireline Segment
The Bell Wireline segment grew EBITDA and continued to reduce the number of residential NAS losses this quarter.

  Bell Wireline operating revenues decreased by 2.0% to $2,575 million this quarter as gains in video and data revenues were more than offset by decreases in local and access, long distance and equipment and other revenues. Although a large part of our residential business is exhibiting resiliency during this weaker economy, more cautious business customer investment has adversely affected the revenue performance of our SMB and Enterprise units.

  Bell Wireline operating income decreased by 21.6% to $290 million this quarter as higher depreciation, amortization of intangible assets, and restructuring and other costs more than offset higher EBITDA. Bell Wireline EBITDA increased by 1.7%, to $982 million this quarter, as a decline in labour costs attributable to a reduced workforce and rigid spending controls more than offset higher pension and variable compensation expenses. The impact of two unusual charges from Q2 2008 regarding CRTC video broadcast licence fees and a write-down of assets related to the termination of Bell Internet’s PC equipment sales program also positively impacted the Bell Wireline EBITDA growth rate this quarter.

  Local and access revenues declined by 5.8% to $796 million this quarter due to ongoing residential and business NAS erosion. This is the fourth consecutive quarter that the rate of erosion of local and access revenues has improved.

  Residential NAS declined by 100,000 this quarter, a 20.0% improvement over the decline of 125,000 experienced last year reflecting ongoing customer winbacks and demand for Home Phone packages. Business NAS declined by 32,000 this quarter compared to a decline of 7,000 in the same quarter last year reflecting the continued softening of the SMB market in Ontario and Québec. Total NAS declined by 5.4% on a year-over-year basis.

  Long distance revenues declined by 9.1% to $271 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in our business and wholesale markets, and the increased adoption of unlimited or large block of time plans by residential customers.

  Data revenues increased by 2.8% to $919 million this quarter as growth in high-speed Internet customer connections and residential Internet ARPU and higher revenues from our Wholesale unit were largely offset by the further erosion of legacy data services, including decreased data equipment sales to SMB customers.

  High-speed Internet customer connections increased by 2,000 this quarter, compared to a decrease of 1,000 last year. At the end of the quarter, Bell had 2,062,000 high-speed Internet customer connections, a year-over-year increase of 2.4%.

  Video revenues were $389 million this quarter, or 9.3% higher than last year due largely to an ARPU increase of $4.51 to $68.98. ARPU increased as a result of customer upgrades to higher-priced programming packages, driven partly by the increased adoption of premium set-top boxes, and price increases.

  Video EBITDA increased by 93.6% to $91 million this quarter as Q2 2008’s results include the adverse effect from a judicial decision related to CRTC video broadcast licence fees.

  Video EBITDA also grew this quarter due to higher ARPU and a larger customer base.

  Total video subscribers increased by 20,000 this quarter compared to an increase of 8,000 last year. At the end of the quarter, the video subscriber base reached a total of 1,884,000.

  Video subscriber churn of 1.1% was unchanged from last year.

  Equipment and other revenues decreased by 16.8% to $119 million due to lower overall equipment sales as a result of the weaker economy and the termination of the PC equipment sales program in Q2 2008.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $790 million this quarter, or by 5.4%, due to the wind-down of the operations of Atlantic Mobility Products (AMP) in Q3 2008 and to lower equipment and other revenues. Operating income decreased by 1.5% to $197 million due to lower revenues and higher restructuring and other costs which were largely offset by lower operating expenses.

Improved Outlook
BCE increased its financial guidance for 2009 for revenues, EBITDA and Adjusted EPS and maintained its guidance for capital intensity and free cash flow at previous levels to reflect year-to-date results, the latest expectations for the balance of the year and the acquisitions of The Source and Virgin Mobile Canada. BCE’s original guidance for 2009, issued on February 11, 2009, and its updated guidance are as follows:

2009 Guidance	Issued February 11, 2009	Updated August 6, 2009
Bell (i)
Revenues	Stable	Growth of 1% - 2%
EBITDA(ii)	Stable	Growth of 1% - 2%
Capital intensity	15% - 16%	15% - 16%
BCE
Adjusted EPS(iii)	Growth of greater than 5%	$2.40 - $2.50
Free Cash Flow(iv)	$1,750 M - $1,900 M	$1,750 M - $1,900 M
(i)	Bell’s 2009 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EBITDA includes pension expense
(iii)	Adjusted EPS guidance of $2.40 - $2.50 corresponds to Adjusted EPS growth of approximately 7% - 11%
(iv)	The most comparable Canadian GAAP financial measure is cash from operating activities. For 2009, BCE expects to generate approximately $1,750 million to $1,900 million in free cash flow. This amount reflects expected BCE cash from operating activities of approximately $4.9 billion to $5.1 billion.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its second quarter results on Thursday, August 6 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-2216 or toll-free 1-866-226-1798 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 5502855#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2009/20090806/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)
BCE	Q2 2009	Q2 2008
Operating income	825	886
Depreciation and amortization of intangible assets	821	787
Restructuring and other	146	71
EBITDA	1,792	1,744

BELL	Q2 2009	Q2 2008
Operating income	628	686
Depreciation and amortization of intangible assets	680	651
Restructuring and other	142	71
EBITDA	1,450	1,408

BELL WIRELINE	Q2 2009	Q2 2008
Operating income	290	370
Depreciation and amortization of intangible assets	553	533
Restructuring and other	139	63
EBITDA	982	966

BELL WIRELESS	Q2 2009	Q2 2008
Operating income	338	316
Depreciation and amortization of intangible assets	127	118
Restructuring and other	3	8
EBITDA	468	442

(2)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to our ownership position in Q2 2009.

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q2 2009	Q2 2008
Cash from operating activities	1,476	1,539
Bell Aliant distributions to BCE	73	74
Capital expenditures	(800)	(710)
Other investing activities	(27)	2
Cash dividends paid on preferred shares	(27)	(32)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)	(92)
Bell Aliant free cash flow	(83)	(129)
Free cash flow	520	652

(4)

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We use Adjusted net earnings or Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to adjusted net earnings on a consolidated basis and per BCE common share.

($ millions except per share amounts)
	Q2 2009		Q2 2008
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	346	0.45	361	0.45
Restructuring and other	98	0.13	48	0.06
Net (gains) losses on investments	3	0.00	16	0.02
Adjusted net earnings	447	0.58	425	0.53

Management’s Discussion and Analysis
This release should be read in conjunction with BCE’s 2009 Second Quarter MD&A dated August 5, 2009 which is incorporated by reference in this release, and is filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K (available at www.sec.gov) and with Canadian securities commissions (available at www.sedar.com). This document is also available on BCE’s website at www.bce.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our financial guidance for 2009, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the full impact that the current economic downturn and credit crisis will have on our business or residential customers’ purchasing patterns. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing forward-looking statements for 2009 contained in this release, including, but not limited to: (i) Canadian GDP to decrease by approximately 2%, compared to 2008, consistent with estimates by the six major banks in Canada, (ii) the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%, (iii) the Consumer Price Index as estimated by Statistics Canada to decline to the range of 1.0% to 1.5%, (iv) revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution, (v) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (vi) slower Internet and video market growth than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers on actively selling these services and supporting the product category,(vii) wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

In addition, BCE’s and Bell Canada’s 2009 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers, (ii) reduced housing starts and residential moves to contribute to reduced customer turnover, (iii) Enterprise market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending, (iv) the softening of the Ontario and Québec SMB market to continue with the potential to drive business NAS erosion higher, (v) more conservative investments by Enterprise customers to result in lower capital spending requirements to support business customers, (vi) the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially as soon as the second half of 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time, (vii) residential NAS losses to decline in 2009 compared to 2008, (viii) Bell’s revenue outlook was derived in the context of a worsening economy, (ix) Bell’s total net benefit plans cost, which is based on a discount rate of 7.0% and a 2008 return on pension plan assets of approximately (19.5%), is expected to be approximately $260 million in 2009, (x) Bell’s 2009 retirement benefit plans funding is estimated to be approximately $500 million, based on a 10-year amortization of the pension solvency deficits that arose during 2008, (xi) Bell’s capital intensity in 2009 is estimated to be in the 15% to 16% range, (xii) Bell to continue to invest in extending its fibre network, and (xiii) Bell’s 100-day plan annualized cost savings and other cost reduction opportunities to be approximately $400 million.

Our guidance related to BCE is based on certain assumptions for 2009, including, but not limited to: (i) restructuring and other charges in the range of $350 million to $400 million, (ii) depreciation and amortization expense at levels slightly above 2008, (iii) an effective tax rate of approximately 20%, while the statutory tax rate is approximately 32%, (iv) relatively stable cash taxes for 2009 given the accelerated utilization of Bell’s investment tax credit carry-forwards, and (v) the permanent repayment of long-term debt maturing in 2009.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and business outlook and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plan in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to retirement benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; our ability to maintain customer service and network operations in the event of the occurrence of epidemics, pandemics and other health risks; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back programs and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the high speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS to achieve cost efficiencies and reduce deployment risks; and loss of key executives.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2008 Annual MD&A dated March 11, 2009 included in the BCE 2008 Annual Report, BCE’s 2009 First Quarter MD&A dated May 6, 2009, and BCE’s 2009 Second Quarter MD&A dated August 5, 2009, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Jacqueline Michelis
Bell Media Relations
613-785-1427
jacqueline.michelis@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca